KIPPSDESANTO & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	1,653,022
Accounts Receivable		43,567
Prepaid Expense		143,183
Deposits		150,874
Office furniture and equiment, net of accumulated depreciation of $489,008		438,224
Total assets	$	2,428,870

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	76,807
Accrued rent		260,924
Accrued compensation		54,084
Deferred revenue		90,397
Total Liabilities	$	482,212
STOCKHOLDERS' EQUITY		1,946,658
Total Liabilities and Stockholders' Equity	$	2,428,870

See accompanying notes.